Kenneth J. Rollins ph (717) 237-6782 fx (717) 260-4382 krollins@rhoads-sinon.com

Reply to Harrisburg Office FILE NO: 12614/22

November 16, 2016

Re: Codorus Valley Bancorp, Inc.
Registration Statement on Form S-3
Filed October 13, 2016
File No. 333-214084

VIA EDGAR

Era Anagnosti, Esq.

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Anagnosti:

On behalf of the captioned Registrant, we are filing herewith Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 (the “Amendment”). The Amendment reflects the Registrant’s responses to the staff letter of comment, dated October 31, 2016. For ease of reference, each of the comments contained in the staff letter of comment are set forth below followed by the Registrant’s responses thereto.

Description of Debt Securities, page 9

1.	Please revise your registration statement to include a description of all of the material terms of the debt securities, as required by Item 9 of Form S-3 and Item 202(b) of Regulation S-K. For example, please disclose what constitutes an event of default as required by Item 202(b)(6) of Regulation S-K.

The Registrant acknowledges the staff’s comment. The Registrant has revised its disclosure commencing on page 11 of the Amendment in response to the staff’s comment.

November 16, 2016

Index to Exhibits, page II-8

2.	We note that the exhibit index to the Form S-3 references a Form T-1 to be filed with a post-effective amendment or a Form 8-K. Please note that you must separately file the Form T-1 under the electronic form type “305B2” after effectiveness and not in a post-effective amendment or in a Form 8-K For guidance, please refer to Question 206.01 of the Trust and Indenture Act of 1939 Compliance and Disclosure Interpretation located on the Commission’s website, at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm

The Registrant acknowledges the staff’s comment. The Registrant has revised the exhibit index on pages II-3 and II-8 of the Amendment in response to the staff’s comment.

We trust that the foregoing is responsive to the staff’s letter of comment. Should you have any questions, please contact the undersigned at (717) 237-6782.

Very truly yours,

Rhoads & Sinon LLP

By:	/s/ Kenneth J. Rollins
Kenneth J. Rollins

cc:          Larry J. Miller, Chairman, President & CEO